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Filed Pursuant to Rule 424(b)(3)
File No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 5 Dated October 12, 2012
To Prospectus Dated April 30, 2012

            This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2012 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment Plan

            As detailed in the Prospectus, we are offering up to $1,237,500,000 in shares of our common stock, including $237,500,000 in shares of common stock through our distribution reinvestment plan. As of October 5, 2012, we have issued 11,170,963 shares of our common stock in connection with our offering raising aggregate gross proceeds of $111,180,913. In addition, as of October 5, 2012, we have issued 147,017 shares of common stock ($1,396,659) pursuant to our distribution reinvestment plan.

Acquisition

The following section supplements the discussion contained in the "Prospectus Summary—Description of the Properties" section, which begins on page 6 of the Prospectus.

            In October 2012, we completed a joint venture investment (the "Westin Atlanta Venture") with Arden-Marcus Perimeter LLC ("Arden Marcus"), a joint venture between The Arden Group ("Arden Group") and Marcus Hotels & Resorts, a division of The Marcus Corporation ("Marcus Hotels"), to acquire the fee simple interest in the Westin Atlanta Perimeter North Hotel. The property is a 372-room hotel and includes 20,000 square feet of meeting space, restaurant, lounge, business center, fitness center, gift shop, outdoor pool and 338 parking spaces. It is located in Atlanta, Georgia, approximately 15 miles from downtown in the Perimeter sub-market. We acquired a 57% interest in the joint venture for a capital contribution of approximately $12,400,000. We also paid an acquisition fee of approximately $815,000 to our advisor. Our investment was made in the form of a preferred equity interest that carries a cumulative, compound preferred return of 8.5% per year through December 31, 2014. The hotel is managed by Marcus Hotels, which receives management fees.

Description of the Properties

The following section supplements the discussion contained in the "Description of the Properties" section, which begins on page 109 of the Prospectus.

Westin Atlanta Venture

Acquisition

            In October 2012, we completed a joint venture investment with Arden Marcus, a joint venture between Arden Group and Marcus Hotels, to acquire the fee simple interest in the Westin Atlanta Perimeter North Hotel. The property is a 372-room hotel and includes 20,000 square feet of meeting space, restaurant, lounge, business center, fitness center, gift shop, outdoor pool and 338 parking spaces. It is located in Atlanta, Georgia, approximately 15 miles from downtown in the Perimeter sub-market.

            The hotel is managed by Marcus Perimeter LLC, an affiliate of Marcus Hotels, which receives management fees. The occupancy, ADR, and RevPAR of the property for 2007 through August 2012 are illustrated in the table below.

Westin Atlanta Perimeter North
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2007	66.6%	$139.82	$93.05
2008	61.5%	$136.74	$84.13
2009	67.6%	$100.48	$67.91
2010	69.8%	$102.45	$71.51
2011	69.6%	$108.94	$75.62
2012 (through August)(4)	79.3%	$107.44	$85.25
    (1)
    Occupancy is the percentage of rooms sold divided by rooms available.

    (2)
    ADR is room revenues divided by rooms sold, displayed as the average rental rate for a single room.

    (3)
    RevPAR is room revenue divided by available rooms.

    (4)
    The occupancy, ADR and RevPAR through August 2012 may not be indicative of these measures for the full year due to seasonality generally experienced by hotel properties.

Purchase Terms

            We acquired a 57% interest in the Westin Atlanta Venture for a capital contribution of approximately $12,400,000. We also paid an acquisition fee of $815,000 to our advisor. Our investment was made in the form of a preferred equity interest that carries a cumulative, compound preferred return of 8.5% per year through December 31, 2014 (the "Initial Period"), while Arden Marcus' preferred equity interest carries a cumulative preferred return of 8.5% on its invested capital. Thereafter, available cash from operations is allocated pro rata until both parties achieve a 9.0% return on their respective invested capital and both parties are reimbursed for any shortfalls in their respective preferred returns through the Initial Period. Thereafter, available cash from operations, as defined in the operating agreement, is allocated pro rata. In addition, cash from capital events is allocated pro rata until both parties achieve an internal rate of return of 18%. Thereafter, 75% of available cash flow is allocated pro rata to the parties and 25% of available cash is distributed to Arden Group.

Description of Financing

            The Westin Atlanta Venture obtained $35,000,000 of new, limited-recourse debt financing, $28,000,000 of which was funded at closing and the remaining $7,000,000 will be funded during the renovation described below. The annual interest rate is 6.0% plus one-month LIBOR, with a 1% floor. The interest rate is effectively fixed at 7.0% via an interest rate cap. The maturity date of the loan is October 2, 2015. The loan cannot be repaid for the first twenty-four months.

Description of Property Operator

            The hotel is managed by Marcus Perimeter LLC, an affiliate of Marcus Hotels, a division of The Marcus Corporation. Marcus Hotels has advised us that, as of the date of this prospectus supplement, it owns and/or manages 20 hotels, resorts and other properties in 11 states; it provides expertise in management, development and historic renovations; and its portfolio includes a wide variety of properties including city-center meeting hotels, upscale resorts and branded first-class hotels.

Description of Proposed Renovation and Tax Costs

            An estimated $14,400,000 renovation is planned for the hotel, which is to be funded by a combination of debt proceeds of $7,000,000 with the remaining capital by our partner, Arden Marcus. The renovation of guest rooms and public spaces is anticipated to be completed in early 2014. Total taxes for the Westin Atlanta Perimeter North for the year ending December 31, 2012 are $605,014, which have been levied at a rate of 3.8% of the assessed value.

Other Information

            William H. Reynolds, Jr. is a member of our board of directors and of our investment committee. He serves as the Senior Managing Director of MCS Capital, LLC, an affiliate of Marcus Hotels. Mr. Reynolds did not participate in any discussions regarding the investment in the Westin Atlanta Venture by our board or our investment committee.

Insurance

            We believe that each of our properties is adequately covered by insurance.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-149899
CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 5 Dated October 12, 2012 To Prospectus Dated April 30, 2012
RECENT DEVELOPMENTS